Schedule 13D



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-2

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             ARCH CAPITAL GROUP LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   767711 10 4
                                 (CUSIP Number)

                                   Andrew Carr
                                    President
                        Trident Corp., general partner of
                          The Trident Partnership, L.P.
                                  Victoria Hall
                               11 Victoria Street
                             Hamilton HM 11, Bermuda
                              Phone (441) 292-8370
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------- ---------------------------------------------------
             1               NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                         The Trident Partnership, L.P.
                                         IRS Identification Number: 98-0152024
---------------------------- ---------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)        [  ]
                                         (b)        [  ]
---------------------------- ---------------------------------------------------
             3               SEC USE ONLY
---------------------------- ---------------------------------------------------
             4               SOURCE OF FUNDS*
                                         N/A
---------------------------- ---------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [  ]
---------------------------- ---------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                         Cayman Islands
---------------------------- ---------------------------------------------------
         NUMBER OF               7       SOLE VOTING POWER
          SHARES                         1,061
                             ----------- ---------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY                        None
                             ----------- ---------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
         REPORTING                       1,061
                             ----------- ---------------------------------------
        PERSON WITH              10      SHARED DISPOSITIVE POWER
                                         None
---------------------------- ---------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                                         1,061
---------------------------- ---------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*                 [  ]
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         0%
---------------------------- ---------------------------------------------------
            14               TYPE OF REPORTING PERSON*
                                         PN
---------------------------- ---------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER
         -------------------

         The class of equity securities to which this Schedule 13D/A relates is the Common Stock, par value $.01 per share (the "Shares"), of Arch Capital Group, Ltd. (f/k/a Risk Capital Holdings, Inc.), a Bermuda corporation ("Arch"). The principal executive offices of Arch are located at 20 Horseneck Lane, Greenwich, Connecticut 06830.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         Item 2 is hereby amended to the extent set forth below:

         The Trident Partnership, L.P. (the "Reporting Person") is an investment partnership and its general partner is Trident Corp. ("General Partner").
Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each current executive officer and director of the General Partner the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed on
Schedule I, unless otherwise indicated, is a United States citizen.

         Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person identified pursuant to this Item 2, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), during the last five years or (b) has been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         N/A

ITEM 4.  PURPOSE OF THE TRANSACTION
         --------------------------

         Item 4 is hereby amended to add the following:

         The Reporting Person received 391,761 Shares on April 9, 2002, as a result of a cashless exercise of its 1,386,079 Class A Warrants. The Warrants had an exercise price of $20.00 per share, and the cashless exercise was based on the closing price of $27.88 for the Shares on April 8, 2002, the day prior to the date on which notice The Reporting Person provided its notice of exercise. The Reporting Person also sold 640,700 Shares in market transactions on April 9, 2002, at an average net per Share price of $27.05 (or approximately $17.3 million in the aggregate). Following these transactions, the Reporting Person owned 1,061 Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         Item 5 is hereby amended to add the following:

         (a) As of April 12, 2002, the Reporting Person beneficially owned Shares as follows:

                          Number of                  % of
                          Shares of                Class of
                         Common Stock            Common Stock

                             1,061                    0.0%

         (e) In accordance with the provisions of Paragraph (e) of Item 5 of
Schedule 13D, the Reporting Person hereby states that it ceased to own at least 5.0% of the Shares on April 9, 2002. The 1,061 Shares owned by the Reporting Person represent in the aggregate 0.0% of the 15,765,332 Shares outstanding, as reported in Arch's most recently filed Form 10-K filed on March 18, 2002.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER
         --------------------------------------------------------

         Item 6 is hereby amended to add the following:

         Pursuant to a Letter Agreement dated November 8, 2001, the right of the Reporting Person to designate a director to the Board of Directors of Arch was terminated.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT
         -------------------------------

1. Letter Agreement dated November 8, 2001, among Arch, the Reporting Person and the other parties thereto.

                                    SIGNATURE



         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 12, 2002                THE TRIDENT PARTNERSHIP, L.P.



                                      By: Trident Corp., as sole General Partner


                                      By:  /s/ Martine Purssell
                                      ------------------------------------------
                                      Name: Martine Pursell
                                      Title: Assistant Secretary

Trident Corp.

An asterisk indicates that a person is a director.

Name and Business Address                Principal Occupation or Employment

Andrew Carr                              President of Marsh Management Services
Trident Corp.                            (Bermuda) Ltd
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
(Bermuda Citizen)

Charles A. Davis*                        Vice Chairman of Marsh & McLennan
MMC Capital, Inc.                        Companies, Inc.
20 Horseneck Lane                        President & Chief Executive Officer of
Greenwich, CT  06830                     MMC Capital, Inc.

Richard A. Goldman*                      Principal and Finance Director of
MMC Capital, Inc.                        MMC Capital, Inc.
20 Horseneck Lane
Greenwich, CT  06830

Rory Gorman                              Managing Director of Marsh Management
Trident Corp.                            Services (Bermuda) Ltd
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
(Irish Citizen)

Meryl D. Hartzband *                     Principal and Investment Director of
MMC Capital, Inc.                        MMC Capital, Inc.
20 Horseneck Lane
Greenwich, CT  06830

Martine Purssell                         Vice President of Marsh Management
Trident Corp.                            Services (Bermuda) Ltd
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
(British Citizen)

Seamus Tivnan                            Branch Manager of Marsh Management
Trident Corp.                            Services Cayman Limited
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
(Irish Citizen)